January 9, 2007

Via EDGAR and Facsimile: (202)772-9210

Mr. Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	SupportSoft, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 8-K filed October 26, 2006
File No. 000-30901

Dear Mr. Wilson:

This letter responds to your comment letter of December 13, 2006 regarding the above-referenced filings made by SupportSoft, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s response set forth immediately below.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2005, 2004 and 2003

Revenue, page 32

1.              We note that your license revenue for the quarter ended March 31, 2006 declined nearly 80% from the fourth quarter of 2005. In addition, we were unable to locate any disclosure in your annual report suggesting that such a drastic reduction in license revenue was expected in the short term. Given that the annual report was filed only two weeks prior to the end of the first quarter of 2006, explain to us why you did not discuss your expectations with respect to first quarter license revenues. Refer to Item 303(a)(3)(ii) of Regulation S-K in your response.

We advise the Staff that the decrease in license revenue from the fourth quarter of 2005 to the first quarter of 2006 was due to several large license contracts that were expected to close late in the first quarter of 2006, but were not completed by the end of the quarter.  Specifically, there were three large transactions that the Company expected to close by the end of the first quarter, even as of March 16, 2006, when our annual report was filed.  Although these transactions were not completed by March 31, 2006, all of these transactions were completed within the subsequent two quarters and aggregated over $5 million.  Because of the risk that a few large customer contracts could be delayed in this manner and the resulting negative affect on our financial results, we have consistently highlighted this risk in our annual and quarterly reports.  We call the Staff’s attention to the following sections in our 2005 annual report, which are consistent with previous reports as well:

Item 7.  MD&A of Financial Condition and Results of Operations, page 29

“Furthermore, we typically derive a large portion of our revenue each quarter from a small number of large orders received in the last month of a quarter. If we fail to close these orders, particularly if these orders are for large perpetual licenses, our quarterly results would suffer.”

Item 1A, Risk Factors, Page 14

“Several factors that have contributed or may in the future contribute to fluctuations in our operating results include… our reliance on a small number of customers for a substantial portion of our revenue…”

 “[We have] become more dependent on a few customer contracts with upfront license revenue for a substantial portion of our revenue in any one quarter. In addition, a significant portion of our total revenue each quarter come (sic) from a number of orders received in the last month of a quarter. If we fail to close orders expected to be completed toward the end of a quarter, particularly if these orders are for perpetual licenses with immediate revenue, or if there is any cancellation of or delay in the closing of orders, particularly any large customer orders, our quarterly results would suffer.”

Item 1A, Risk Factors, Page 15

“Because a small number of customers have historically accounted for and may in future periods account for substantial portions of our revenue, our revenue could decline because of delays of customer orders.”

“A small number of customers have historically accounted for, and may in future periods account for, substantial portions of our revenue. For the quarter ended December 31, 2005, two customers accounted for 20% and 15% of our total revenue for the quarter.  Although there were no customers that accounted for 10% or more of our total annual revenue in 2005, for the year ended December 31, 2004, two customers accounted for 13% and 10% of our total annual revenue. Because a small number of customers are likely to continue to account for a significant portion of our revenue in any given quarter, our revenue could decline because of the loss or delay of a single customer order.”

The Company believes that these characteristics of our quarterly revenues were disclosed with prominence in the annual report because they were included in the overview section of our MD&A as well as the first and second risk factors under Item 1A. Accordingly, the Company submits that in light of the nature of its business (as previously disclosed to investors in its filings and highlighted above), any additional disclosure in its annual report suggesting a potential reduction in license revenue in accordance with Item 303(a)(3)(ii) of Regulation S-K would have been premature as the Company did not know or could not have reasonably expected in light of historical operations that such a reduction would occur.

Liquidity and Capital Resources, page 36

2.              We note that your disclosures in this section do not appear to adequately address changes in your balance sheet that materially affected your operating cash flows. For example, we note that your accounts receivable nearly doubled and there does not appear to be a sufficient explanation as to the drivers of that change. Please explain to us why the receivables increased and why you did not address the underlying drivers of such changes during each period presented. Refer to

Section IV of SEC Release No. 33-8350 for guidance.

We advise the Staff that the Company’s accounts receivable balance fluctuates from period to period and is primarily dependent on i) the timing of the closure of its license contracts, especially larger contracts concluded late in the period, ii) the related invoicing and payment provisions under those contracts, iii) the timing of maintenance renewals and related invoicing, and iv) collections.

Accounts receivable increased from $9.6 million at December 31, 2004 to $17.4 million at December 31, 2005.  The year over year increase was due primarily to large license and maintenance renewal invoices raised in December 2005 for six customers.  These six customers each had account balances greater than $1 million and together accounted for approximately $11.1M, or 63% of net accounts receivable at December 31, 2005.  By comparison, there were only two customers with balances greater than $1 million at December 31, 2004.  These two customers accounted for approximately $4.6 million in the aggregate, or 48% of net accounts receivable.

In light of the Staff’s comment that our disclosure would have been more transparent had we discussed the reason for the change in accounts receivable in our annual report, we will ensure our disclosures in the future are consistent with Section IV of SEC Release No. 33-8350.  Given the relatively brief period of time between the date of this response letter and the filing of the Company’s 2006 annual report due on March 16, 2007, the Company proposes to provide the additional disclosures noted above in its 2006 annual report.  We believe that to instead file an amended report to add these disclosures may lead to more confusion among investors as opposed to including the additional disclosures in our next filing.

Supplementally, we advise the Staff that management does not believe the increase in accounts receivable from 2004 to 2005 was caused by degradation in the quality of its accounts receivable.  In fact, days sales outstanding (DSOs) improved in each of the second and third quarters of 2006 and were approximately 55 days, as compared to DSOs of approximately 100 days in each of the fourth quarter of 2005 and the first quarter of 2006.  Additionally, accounts receivable as of March 31, 2006 had decreased to approximately $9 million.

Consolidated Financial Statements

Consolidated Statements of Income, page 42

3.              We note that your term license revenue appears to have been a material portion of your revenues in the past and may be again in the future. Please quantify the revenues included within “license fees” that consist of bundled license and service revenues. If such amounts are significant for any period presented, explain how you evaluated your compliance to Rule 5-03 of Regulation S-X and indicate why you believe “license fees” is an appropriate caption title.

The Company believes that “license fees” is the appropriate caption for presentation of these arrangements because the predominant share of the contract value is attributed to software licenses and a relatively small portion of the contract value is attributed to the service to maintain such software licenses.  We make this assertion by analogy to our perpetual license arrangements for which the Company possesses VSOE for maintenance services.  Such maintenance services are substantially the same as the maintenance services offered with term arrangements.  In these perpetual arrangements the fair value of maintenance is generally between 12% and 18% of the license fees per year. Furthermore, as noted below investors can readily determine the percentage of total revenues attributable to term arrangements by referring to the table on page 33.

We advise the Staff that term license revenue represented a decreasing percentage of total revenue.  As noted in the table on page 33, under “Results of Operations” of our annual report, term license revenue represented 29%, 16% and 5% of total revenue in 2003, 2004 and 2005, respectively.  Accordingly, the percentage of term license revenue included in the caption “license fees” was 38%, 26% and 10% in 2003, 2004 and 2005, respectively.

Based on our preliminary financial results for 2006, term license revenue represented approximately 5% of total revenues.  Therefore, term license revenue has represented approximately 5% of our total revenues for the past two fiscal years.

The Staff notes that term license revenues may be a material portion of our revenue in the future, however, we currently expect the percentage of term license revenue to continue to decrease.  Following the table on page 33, the Company notes:

“The decrease in ratable license revenue from term-based arrangements is largely related to new customers purchasing perpetual licenses and existing customers who initially licensed our software on a term license basis choosing, at or near the end of the initial term, to renew their licenses on a perpetual license basis. We anticipate that revenue we recognize from perpetual licensing arrangements will be approximately 50% to 55% of total revenue over the next 12 months and revenue from services to be approximately 45% to 50% of total revenue over the next 12 months. We currently anticipate that ratable license revenue from term-based arrangements will represent only a nominal percentage of our total revenue over the next 12 months [emphasis added].”

As noted on page 33, Services revenue, and page 50, Notes to the Consolidated Financials Statements, SupportSoft sells term licenses with maintenance for which SupportSoft does not have vendor specific objective evidence (VSOE) to determine the fair value of maintenance. As a result, license revenue for term arrangements is recognized ratably over the duration of the agreement with the customer. License revenue in the financial statements includes maintenance for term licenses because the Company does not possess VSOE for maintenance in term license arrangements and therefore does not have the means to allocate between license and maintenance revenues.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 49

4.              Please tell us more about your arrangements with resellers as described in your revenue recognition policy. For each method of recognizing reseller revenue that is described, explain to us in more detail how you evaluate each of the revenue recognition criteria and provide us with a brief analysis of the relevant guidance that supports your accounting.

We provide our resellers with the right to sublicense our software to end user customers.  Generally, we recognize revenue from our arrangements with resellers when the reseller actually sublicenses the software to a named end user (sell-through), assuming all other criteria for revenue recognition have been met. Whether the license revenue is then recognized immediately or ratably depends upon the terms of the arrangements with the reseller regarding the sublicense (i.e. perpetual license or term license). If a reseller is not deemed creditworthy, revenue otherwise recognizable is deferred until cash is received.

We recognize revenue from arrangements with resellers, in accordance with the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9.  License revenue is recognized when all of the following criteria are met:

•    Persuasive evidence of an arrangement exists;

•    Delivery has occurred;

•    Collection is considered probable; and

•    The fees are fixed or determinable.

The following sections describe our evaluation of the revenue recognition criteria for reseller arrangements.

Evidence of arrangement.  For all of our license arrangements, including those with resellers, we consider the following forms of documentation to represent persuasive evidence of an arrangement i) a signed contract or contract amendment, ii) a non-cancelable purchase order, or iii) a signed order form.  Generally, the initial arrangement with a reseller is pursuant to a signed contract.  Subsequent orders from the same reseller may be placed by an order form signed by the reseller, a non-cancelable purchase order or a contract amendment.

Delivery.  SupportSoft generally delivers its software electronically.  Delivery is considered complete when we uploaded the software to a distribution website and the reseller or end user customer is provided with access information to download the software.  Occasionally (but more commonly in prior years), SupportSoft delivers its software on physical media such as a compact disc (CD).  In these cases, SupportSoft considers delivery to have occurred upon transfer of the CD to a common carrier, assuming the delivery terms are FOB shipping point.

Probability of collection.  For its customers, including resellers, the Company assesses the customer’s ability to pay.  Our evaluations generally include one or more of the following:  i) for existing resellers, their payment history and credit standing, ii) review of ratings provided by credit agencies such as Dun and Bradstreet,  or iii) review of other financial information provided or made publicly available by the customer, such as financial statements, bank references, trade references, etc.  If collection is not deemed probable, revenue recognition is deferred until cash is received.

To further support the probability of collection, for our arrangements with resellers that do not include guaranteed minimum payments, we require evidence of “sell-through” to an end user prior to recognizing revenue.  The forms of sell-through acceptable to us include one or more of the following:  i) a copy of the agreement or license between the reseller and the end user, ii) a purchase order from the end user to the reseller, iii) a written communication from the reseller specifically identifying the end user, or iv) delivery made directly by SupportSoft to the end user.

Fixed or determinable fees.  For its customers, including its resellers, SupportSoft considers payment terms longer than 90 days not to be fixed or determinable.  If the fee is considered not to be fixed or determinable, revenue is recognized as payments become due from the reseller.

The Company’s most recently concluded reseller arrangement that contained guaranteed minimum payments was in June 2001.  Prior to this date, SupportSoft entered into a number of arrangements with resellers whereby guaranteed minimum amounts were due from the reseller, irrespective of the sublicense of our software to end users.  Such guaranteed minimum amounts were non-refundable.  These guaranteed minimum amounts were recognized as revenue ratably over the term of the arrangement, commencing when payments were made or became due.  If a reseller was not deemed creditworthy, revenue otherwise recognizable was deferred until cash was received. Generally, the Company does not expect its future reseller arrangements to contain guaranteed minimum payments.

5                 We note your disclosure that, in the event services are essential to the functionality of other elements in the arrangement, revenue is recognized using contract accounting. Tell us the extent to which you have recognized revenue using contract accounting during the periods presented. If such revenue has been significant, explain why you have not disclosed more detailed information regarding the method of applying contract accounting and any related management estimates.

The percentage of our revenues recognized pursuant to contract accounting has been immaterial. In

2003, 2004 and 2005, the percentages of total revenues determined under contract accounting were less than 1% in each of the years.

Segment Information, page 54

6.              Please explain to us how your disclosures comply with paragraph 37 of SFAS 131.

We have considered paragraph 37 of SFAS 131, which requires an enterprise to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

In our statement of operations, we disclose revenues related to i) license fees (product) and ii) services. SupportSoft conducts its business as one segment: providing software and related services that automate the resolution of technology problems.  Although we have different products, they perform a similar function of automating the resolution of technology problems.  Some customers may use our products to support employees and other customers may use our products to support external subscribers, but the underlying technology is largely the same.  Furthermore, the Company does not internally report revenues by product because our sales to customers often contain multiple products for a single bundled price.  Accordingly, we do not believe our products meet the criteria for further disclosure under SFAS 131.

With respect to service revenues, we have two types of services that meet the requirements to be disclosed separately under SFAS 131: i) professional services (e.g. implementation consulting) and ii) post-contract customer support (also known as maintenance).  Professional services revenue was $6.6 million, $11.7 million, and $14.9 million for the years 2003, 2004 and 2005, respectively.  Post-contract customer support revenue was $5.8 million, $11.0 million, and $14.3 million for the years 2003, 2004, and 2005, respectively. These amounts are based on the financial information used to produce our general-purpose financial statements.

In light of the Staff’s comment and our review of paragraph 37 of SFAS 131, the Company will provide these additional disclosures in its future filings by providing separate revenue lines in the statements of operations for professional services and post-contract customer support.  Given the relatively brief period of time between the date of this response letter and the filing of the Company’s 2006 annual report due on March 16, 2007, the Company proposes to provide these additional disclosures in its 2006 annual report.

Form 8-K filed October 26, 2006

Exhibit 99.1

7.              We believe the non-GAAP statement of income columnar format appearing in your Item 2.02 Form 8-K filed on October 26, 2006 may create the unwarranted impression to investors that the non-GAAP statement of income has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s

Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ), Question 8.

We respectfully submit that the presentation of a non-GAAP statement of operations complies with Regulation G and does not create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles for the following reasons:

•     The non-GAAP statement of operations is clearly identified in the title as being non-GAAP;

•     The non-GAAP statement of operations is accompanied by a GAAP statement of operations and a reconciliation of GAAP to non-GAAP results; and

•     Within the same filing, SupportSoft has cautioned investors that the non-GAAP measures should not be viewed as a substitute for the Company’s GAAP results.

However, in light of the Staff’s comment, in future earnings releases the Company will:

•     Reduce the prominence of the non-GAAP statement of operations by presenting the GAAP statement of operations before the non-GAAP statement of operations;

•     Clearly note in a legend on the face of the non-GAAP statement of operations that such non-GAAP measures were not prepared under a comprehensive set of accounting rules or principles; and

•     Identify on the face of the non-GAAP statement of operations which numbers are calculated using non-GAAP measures by footnoting each item and including a reference to the reconciliation of GAAP to non-GAAP results in such footnote.

With respect to the Staff’s comment related to Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ), Question 8, we evaluated the usefulness of the non-GAAP measures presented in our press release.  The following items were excluded from our net loss and loss per share:

•     stock-based compensation expense, and

•     restructuring charges.

We believe that the non-GAAP measures, excluding stock-based compensation expense, when viewed in addition to and not in lieu of our reported GAAP results, assist investors in understanding our results of operations as compared to our prior period results, because the prior comparative periods did not include stock-based compensation expense.

Similarly, the non-GAAP measures, excluding the restructuring charges, provide meaningful supplemental information to investors in understanding our ongoing operational costs and expenses, without the broad-based termination costs that comprised our restructuring expense.  Management does not currently expect the reoccurrence of similar restructuring charges in the near term.

SupportSoft uses these non-GAAP financial measures internally to evaluate its performance from period to period and against the performance of other similarly-situated software companies which present similar non-GAAP financial measures.  We also believe that investors benefit from seeing “through the eyes of management” as our internal planning and operating budgets are based on the non-GAAP financial measures we presented in our Form 8-K.  The Company’s incentive compensation programs for executives and senior managers within the Company are also based on these non-GAAP financial measures as opposed to GAAP measures.

Additionally, our stock-based compensation programs and restructuring decisions are determined at the executive management level.  Functional department managers are not responsible for, and cannot control, the impact of the associated stock-based compensation and restructuring charges on their departments.  Consequently, departmental performance against established budgets is measured on a non-GAAP basis, excluding such charges.

Finally, SupportSoft believes the non-GAAP measures provide useful supplemental information for  investors to evaluate our operating results in the same manner as the five research analysts that follow SupportSoft, all of whom present non-GAAP projections in their published reports.  As such, the non-GAAP measures provided by the Company facilitate an “apples to apples” comparison of our performance with the financial projections published by the analysts.

The economic substance behind our decision to use such measures is that such financial measures approximate our controllable operating performance more closely than the most directly comparable GAAP financial measure. For example, the Company’s management has no control over certain variables that have a major influence in the determination of stock-based compensation such as the volatility of its stock price and changing interest rates. In addition, by excluding the effects of the restructuring, the non-GAAP measures provide a framework for measuring our ongoing performance against other software companies many of which also exclude similar restructuring charges from their non-GAAP financial measures.

The material limitation associated with the use of the non-GAAP financial measures is that non-GAAP measures do not reflect the full economic impact of the Company’s activities and reliance solely on non-GAAP measures may lead management to make business decisions with unanticipated economic consequences on the Company’s GAAP financial results.   We compensate for this limitation by not relying exclusively on the non-GAAP financial measures and continuously reevaluating which non-GAAP measures are appropriate.

In future earnings releases we will expand the disclosure related to non-GAAP financial measures to provide the additional disclosures noted above and to be consistent with the requirements of Answer 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As requested in your December 13, 2006 letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (650) 556-8583 or email at keno@supportsoft.com.

Sincerely,

/s/ Ken Owyang
Chief Financial Officer and Senior Vice
President of Finance and Administration